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                                                                       EXHIBIT 7

                                 THOMAS KINKADE
                                P.O. Box 111177
                               Campbell, CA 95011

Board of Directors                                              February 5, 2001
Media Arts Group, Inc.
521 Charcot Avenue
San Jose, CA 95131

Gentlemen:

     I am pleased to inform you that a major bank has agreed to act as lead arranger and book manager for the financing of my proposal to acquire all outstanding shares of Media Arts Group, Inc. not already owned by me or my affiliates. I am not prepared to engage this bank and proceed with the proposed transaction at a price of $6.25 per share in cash. To that end, my advisors at Roth Capital Partners and Gibson, Dunn & Crutcher LLP are ready to meet with you and your representatives to quickly negotiate and prepare a binding merger agreement.

     I look forward to your prompt response and to working with you to consummate a transaction which is in the best interests of our public stockholders.

                                                  Very truly yours,

                                                  /s/ Thomas Kinkade